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                             June 8, 2021

       Peng Zhao
       Chief Executive Officer
       Kanzhun Ltd.
       18/F, GrandyVic Building Taiyanggong Middle Road
       Chaoyang Distict, Beijing 100020
       People   s Republic of China

                                                        Re: Kanzhun Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 7, 2021
                                                            File No. 333-256391

       Dear Mr. Zhao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Unaudited Interim Consolidated Financial Statements
       Notes to Unaudited Interim Consolidated Financial Statements
       16. Share Based Compensation, page F-102

   1. Clarify if you issued any stock options or other equity awards subsequent to March 31,
                                                        2021. In this regard,
your disclosure on page 85 states that as of the date of the prospectus, there were
135,579,826 outstanding options. However, your disclosure on page F-102 indicates
there were 117,254,396 outstanding options as of March 31, 2021.
                                                        If additional options
were issued, tell us the fair value of ordinary shares used in the valuation of these
options. If the the mid-point of your IPO price range was not used as a factor in determining
the fair value of your ordinary shares, please explain why. Further,
 Peng Zhao
Kanzhun Ltd.
June 8, 2021
Page 2
      tell us what consideration you gave to disclosing any additional options grants and the associated compensation expense that will be recognized in future periods.
20. Subsequent Events, page F-106

2. Please revise to disclose the estimated share-based compensation expenses amount that is attributable to the 24,745,531 Class B ordinary shares issued to TECHWOLF LIMITED.
      Clearly indicate when this expense will be recorded.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNamePeng Zhao
                                                           Division of
Corporation Finance
Comapany NameKanzhun Ltd.
                                                           Office of Technology
June 8, 2021 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName